

Mail Stop 7010

January 12, 2007

Mr. Tom Johnstone
Aktiebolaget SKF
SE-415 50
Gothenburg, Sweden

  Re: **Aktiebolaget SKF**
     Form 20-F for the year ended December 31, 2005
     Filed April 5, 2006
     File No. 0-13722

Dear Mr. Johnstone:

   We have reviewed your response letter dated December 4, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Consolidated Income Statements, page 101

1. We note your response to our prior comment 1. We also understand that you have chosen the functional classification in your income statement. As previously noted, paragraph 93 requires that the nature of expenses be disclosed. In future filings, to the extent that the nature of the costs included in your functional category, "costs of goods sold", include material items such as employee benefits, or depreciation, those categories and amounts should be disclosed.

Consolidated Statements of Cash Flows, page 103

2. We note your response to our prior comment 2 concerning your marketable securities and have the following additional comments:

- Paragraph 23 of IAS 7 indicates that reporting cash flows on a net basis, as contemplated by paragraph 22(b) of IAS 7, is appropriate only for securities with a maturity period of three months or less. Since your response and Note 17 indicate that your marketable securities have a maturity of more than three months, we believe you should present these cash flows on a gross basis.

- IAS 7 indicates that cash payments and receipts to acquire or sell the equity or debt instruments of other entities should be classified as either operating activities under paragraph 14(g) or investing activities under paragraphs 16(c) and (d). Since your response indicates that these marketable securities are not held for dealing or trading purposes, we believe you should classify these cash flows as investing activities.

- Please amend your December 31, 2005 Form 20-F to correct this error for all periods presented and provide the applicable disclosures under paragraph 49 of IAS 8.

3.   We note your response to our prior comment 3 concerning your contributions to post-employment benefit plans. Notwithstanding the timing of when your employees receive these benefits, or the fact that these employee benefits are received by the employees indirectly through a benefit plan rather than directly from you, we believe that all cash payments for employee benefits should be classified as operating activities in accordance with paragraph 14(d) of IAS 7. Please amend your December 31, 2005 Form 20-F to correct this error for all periods presented and provide the applicable disclosures under paragraph 49 of IAS 8.

Note 1 – Accounting Policies – Revenue Recognition, page 108

4.   We note your response to our prior comment 4. Please tell us how you considered your Service Division in formulating your response. In this regard, we read on page 27 of your Form 20-F that the SKF Reliability Systems business area offers consulting and mechanical services, predictive and preventive maintenance, condition monitoring, decision-support systems and performance-based contracts, and SKF Logistics Services deals with logistics and distribution for both the SKF Group and external customers. These narrative disclosures imply considerably more service revenue than your response indicates. Tell us more about what you consider to be service revenues, and if you still believe that only a small amount of your sales are service related, please reconcile this with your narrative disclosures which clearly imply a much higher level of service revenue.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to

Mr. Tom Johnstone
Aktiebolaget SKF
January 12, 2007
Page 3

our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Jennifer Thompson, Staff Accountant, at (202) 551-3737 or, in her absence, to John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 or the undersigned at (202) 551-3768.

                         Sincerely,

                         John Cash
                         Accounting Branch Chief